

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Ave.
Costa Mesa, CA 92626

      Re: Clean Energy Technologies, Inc.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed January 25, 2024
           File No. 333-275127

Dear Kambiz Mahdi:

     We have reviewed your amended registration statement and have the following comment(s).

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-3 filed January 25, 2024

Cover Page

1.   We note your response to prior comment five. In your discussion of cash transfers on your cover page please revise to include, as applicable, a cross-reference to your VIE Consolidation Schedule. Refer to prior comment 3 in our letter dated November 13, 2023.

2.   We note your disclosure regarding the Trial Measures, and note your disclosure that you do not believe that Clean Energy Technologies Inc., the PRC Subsidiaries or the VIE are required to obtain the approval from or complete the filing with the CSRC for this offering. In your written response, please clarify your rationale for such conclusion.

Prospectus Summary, page 4

3. Please revise to further clarify the impact of the Concerted Action Agreement on the voting rights of the shareholders of Shuya. In that regard, we note your disclosure that during the term of the CAA, before any of the three parties intends to propose motions to the shareholders' meetings or the board of directors on major matters related to the voting rights of the shareholders, the three parties will discuss, negotiate, and coordinate the motion topics for consistency. We also note your disclosure that in the event of disagreement, the opinions of JHJ shall prevail. If material, please revise to clarify the registrant's voting rights with respect to other matters, such as proposals by Shuya's shareholders that are not party to the CAA.

VIE Consolidation Schedule, page 7

4. We note you have accumulated a number of line items from your balance sheet as of September 30, 2023 into a single line item labelled "Prepaid expenses and other current assets." Please revise your consolidation schedule to provide a further breakdown of any major asset categories in this line item. In this regard, we note that amounts aggregated in this single line item include such assets as advances to suppliers, related party receivables, and certain investments based on amounts presented in your September 30, 2023 balance sheet. In addition, please ensure your revised schedule includes line items for disaggregated intercompany amounts, such as intercompany receivables and investment in subsidiaries with these amounts being presented on a gross basis.

5. We note that the "Investment in VIE" and "Investment in subsidiaries" line items in your VIE Consolidation Schedule appear inconsistent with the assets presented in your balance sheet as of September 30, 2023. For example, the consolidated total for the "Investment in VIE" of $1,481,634 appears to correspond with the amount of LWL intangibles presented in your September 30, 2023 balance sheet. Similarly, the consolidated total for "Investment in subsidiaries" of $1,916,616 appears to be an accumulation of various assets including goodwill of $747,976, Long-term financing receivables of $684,770, License of $354,322, Patents of 94,786 and other assets of $34,763 presented in your September 30, 2023 balance sheet. Please revise your schedule, ensuring that the labelling of line items presented in the schedule are consistent with the underlying assets or grouping of assets from your balance sheet.

    Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Fang Liu